NEWS RELEASE

Augusta Announces 14% Increase in Rosemont Reserves;
16% Reduction in Strip Ratio

VANCOUVER, BC, November 18, 2008 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) has completed an update of proven and probable reserves at its Rosemont Copper project near Tucson, Arizona, which now total (including oxide and sulfide) 616.32 million tons of ore. This represents an increase of 14% over the Bankable Feasibility Study (“BFS”) released in August 2007. This announcement follows the latest resource increase announced October 23, 2008, and is expected to result in lower operating costs in the updated BFS being prepared for release in January 2009.

2008 Rosemont Mineral Reserves (fully diluted)

	Sulfides					Oxides
Classification	Mtons	NSR $/t	Cu %	Mo %	Ag oz/t	Mtons	NSR $/t	Cu %
Proven	142.00	14.19	0.48	0.015	0.13	16.25	3.91	0.18
Probable	404.34	13.13	0.44	0.015	0.11	53.73	3.77	0.17
Total	546.34	13.41	0.45	0.015	0.12	69.98	3.80	0.17

Net Smelter Royalty (NSR) values are based on metal prices of $1.75/lb Cu, $15.00/lb Mo, and $10/oz. Ag. Mining reserves include 4% dilution.

The proven and probable sulfide mineral reserves within the designed Rosemont ultimate pit total 546.34 million tons grading 0.45% copper, 0.015% molybdenum and 0.12 ounces per ton silver, a 53.61 million ton (11%) increase in sulfide ore reserves. Included in the sulfide material is 13.25 million tons of mixed transitional material containing sulfides and oxides, which will be treated as sulfide and processed through the mill. Proven and probable oxide reserves increased from 49.5 million tons grading 0.18% copper to 70.0 million tons grading 0.17% copper, an increase of 20.53 million tons (42%) in oxide ore reserves.

The ultimate pit contains 616.32 million tons of mineral reserves and 1.23 billion tons of waste resulting in a 16% decrease in the strip ratio to 2:1 (tons waste per ton of ore) from approximately 2.38:1 in the 2007 BSF. The mineral reserves were calculated from an update of the block model from 20 new core holes and the sampling of 10 previously un-sampled geotechnical holes. The new reserve calculation does not affect the design plan or disturbance footprint in the current mine plan of operations that is being reviewed by the United States Forest Service (“USFS”) under the National Environmental Policy Act (“NEPA”).

A National Instrument 43-101 Technical Report on the updated mineral reserves will be filed within the next 45 days under the Company’s profile on SEDAR at www.sedar.com, as well as at www.augustaresource.com.

Qualified Person

Augusta contracted Moose Mountain Technical Services of British Columbia, Canada to estimate the open pit reserves, a key component of a feasibility study update that is currently in progress. The mineral reserve update was performed under the direction of Mr. Robert Fong, P.Eng., of Moose Mountain Technical Services. He is a registered professional engineer with the province of Alberta and is an Independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a base metals company focused on advancing the Rosemont Copper deposit located near Tucson, Arizona. Rosemont currently hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2011 (refer to Augusta’s website for further details). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel the Company to become a solid mid-tier copper producer within three years. Augusta is traded on the NYSE Alternext US (formerly American Stock Exchange) and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0134	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”

Gil Clausen
President & CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 4, 2008. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com